Fona, Inc.
                        5353 Manhattan Circle, Suite 101
                                Boulder, CO 80303


December 10, 2010

VIA EDGAR
---------
Mr. John Reynolds
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC  20549

         RE:   Fona, Inc.
               Form 10, Amendment 1
               Filed November 19, 2010
               File No.: 0-54129

Ladies and Gentlemen:

Fona, Inc. (the "Company") has today submitted to the Securities and Exchange Commission (the "Commission") a 2nd revised version of its Form 10, originally filed with the Commission on September 23, 2010 and 1st revised version of its Form 10-Q, originally filed on November 19, 2010. We respond to the comments raised by the staff of the Commission in the letter dated December 3, 2010, from John Reynolds to Michael Friess, President of the Company. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. All page numbers in our responses refer to the revised version of the Form 10 and the revised version of the Form 10-Q filed today on EDGAR.


Amendment No. 1 to Form 10 filed on November 19, 2010
-----------------------------------------------------

Item 1. Description of Business, page 2
---------------------------------------

1. We note your response to comment 23. Please clarify this sections description of "Blank check preferred stock."

Response:

     In response to the Staff's comment, the Company has revised page 2 of the Form 10.


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

                                   Fona, Inc.
                        5353 Manhattan Circle, Suite 101
                                Boulder, CO 80303


Item 5. Directors and Executive Officers, page 11
-------------------------------------------------

2. We note your response to comment 10. Please revise to indicate the name of the business corporation or other organization in which Michael Friess practices law. Also clarify how long he has practiced law in the State of Colorado.

Response:

     In response to the Staff's comment, the Company has revised page 12 of the Form 10.


Certain Relationships and Related Transactions and Director Independence, page
------------------------------------------------------------------------------
16
--

3. At the end of the fourth paragraph of this section, please clarify your reference to parents of the company.

Response:

     In response to the Staff's comment, the Company has revised page 16 of the Form 10.


Form 10-Q for the Quarterly Period Ended September 30, 2010
-----------------------------------------------------------

Item 4 Controls and Procedures, page 10
---------------------------------------

4. We note that your disclosure that you maintain a system of disclosure controls and procedures that are designed to provide reasonable assurance that information is accumulated and communicated to management timely. It appears that you are discussing a partial definition of disclosure controls and procedures. Please clarify that your disclosure controls and procedures are designed to ensure that information required to be disclosed by you in the reports you file for submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Please confirm, if true, that your disclosure controls and procedures encompass the entire definition from Exchange Act Rule 13a-15(c) and revise future filings. Provide us with the text of your proposed disclosure to be included in future filings based on your DC&P evaluation as of September 30, 2010.

Response:

     In response to the Staff's comment, the Company has revised page 10 of the Form 10- Q.

                                   Fona, Inc.
                        5353 Manhattan Circle, Suite 101
                                Boulder, CO 80303


5. We note your disclosure that you maintain a system of disclosure controls and procedures that is designed to provide "reasonable assurance." Clarify, if true, that your disclosure controls and procedures are effective at the reasonable assurance level. Please provide us with proposed disclosure and revise future filings. Refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm

Response:

     In response to the Staff's comment, the Company has revised page 10 of the Form 10-Q.


6. We note your disclosure that your Certifying Officers "concluded that [your] disclosure controls and procedures are effective in timely alerting them to material information relative to [your] company is disclosed." The effectiveness conclusion is stated in terms that is more limited in scope than the definition of "disclosure controls ad procedures" as set forth in Exchange Act Rule 13a-15(c). To the extent you include the definition of disclosure controls and procedures in your effectiveness conclusion, please include the entire definition as set forth in Exchange Act Rule 13a-15(c). Please provide us with the text of your proposed disclosure to be included in future filings based on your DC&P evaluation and conclusion as of September 30, 2010.

Response:

     In response to the Staff's comment the Company has revised page 10 of the Form 10-Q.


7. We further note that you conducted your evaluation of the effectiveness of your disclosure controls ad procedures "within 90 days prior to the filing date of this report." Please note that Item 307 of Regulation S-K provides that such evaluation should be completed as of the end of the period covered by the report. Please provide us with proposed disclosure and revise your future filings.

Response:

     In response to the Staff's comment, the Company has revised page 10 of the Form 10-Q.

                                   Fona, Inc.
                        5353 Manhattan Circle, Suite 101
                                Boulder, CO 80303


Exhibits 31.1 and 31.2
----------------------


8. Please revise your certifications in future filings to add the statement "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) and to replace "quarterly report" with "report" accordingly. Refer to Item 601(b)(31)(i) of Regulation S-K.

Response:

     In response to the Staff's comment, the Company has revised the Exhibits
31.1 and 31.2.



If you have any questions, please feel free to contact the undersigned by telephone at 303.499.6000 x 18.

Sincerely yours,


/s/ Michael Friess
Michael Friess






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